Perth Mint Physical Gold ETF

c/o Exchange Traded Concepts, LLC

2 Hanson Place

Brooklyn, New York 11217

January 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Gowetski

Re:	Perth Mint Physical Gold ETF

Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed on April 5, 2019

File No. 333-224389

Dear Ms. Gowetski:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request withdrawal of the post-effective amendment to the Registration Statement on Form S-1 (File No. 333-224389) (the “Post-Effective Amendment”) of the Perth Mint Physical Gold ETF (“Perth Mint”), effective as of the date hereof. Perth Mint requests withdrawal of the Post-Effective Amendment because it has filed a separate registration statement on Form S-1 (File No. 333-232065), which was declared effective on June 20, 2019, and thereby rendered the Post-Effective Amendment unnecessary. If you have any questions regarding this application for withdrawal, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling David A. Sirignano at (202) 739-5420.

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Very truly yours,

EXCHANGE TRADED CONCEPTS, LLC

Administrative Sponsor of Perth Mint Physical Gold ETF

By:  /s/ J. Garret Stevens

J. Garret Stevens

President

(Principal Executive Officer)

CC: David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP